UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Beaconsfield I, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
           -----------------------------------------------------------
                          (Title of Class of Securities)

                                      None
                         -------------------------------
                                 (CUSIP Number)

           			Beaconsfield I, Inc.
				497 Delaware Avenue
				Buffalo, NY 142020
				716-882-2157


 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 7, 2005
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP NO.: None	                PAGE 2

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Richard Brezzi
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------

 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                  1,000,000
  OWNED BY            ----------------------------------------------------------
   EACH              8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH
		      ----------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                              1,000,000
                      ----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,000,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        / /

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.85%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                                       CUSIP NO.: None		         Page 4

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share
(the "Common Stock") of Beaconsfield I, Inc., whose principal executive offices are located at 497 Delaware Avenue, Buffalo, New York 14202 (the "Issuer").

Item 2.  Identity and Background
(a) The name of the reporting person is Richard Brezzi(the "Reporting Person")

(b) The address of the Reporting Person is 775 Steeles Avenue West, Suite 1409, Toronto, Ontario M2R 2S8.
(c) The Reporting Person s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Self Employed Accountant 775 Steeles Avenue West, Suite 1409, Toronto, Ontario M2R 2S8.
(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.
(e) The Reporting Person has not been a party to any civil proceedings during the last five years.
(f) The Reporting Person is a citizen of Canada.


Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person purchased the 1,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $5,000.00.
The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transactions

None

Item 5.  Interest in Securities of the Issuer


(a) The Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 9.85% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer s Form10-SB filed October 7, 2005.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,000,000 shares of Common Stock owned by the Reporting Person.

(c) The 1,000,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective December 15, 2004.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock owned by the Reporting Person.

(e)  Not applicable.

                                        CUSIP NO.: None		          Page 5





 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The securities discussed herein are the result of the Common Stock Purchase Agreement executed by and between the Reporting Person and the Issuer
(the "Purchase Agreement").


Item 7.  Materials to be filed as Exhibits



Purchase Agreement.



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 15, 2005

Reporting Person: RICHARD BREZZI

Signature:                 /s/ RICHARD BREZZI
                           ------------------------------------------
                           RICHARD BREZZI